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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 30, 2017

YATRA ONLINE, INC.

1101-03, 11th Floor, Tower-B,
Unitech Cyber Park,
Sector 39, Gurgaon, Haryana 122002,
India
(Address, Including ZIP Code, and Telephone Number, Including
Area Code, of Registrant's Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Yatra Online, Inc. (the "Company") is announcing today that it plans to hold its 2017 Annual General Meeting of the Company (the "Annual General Meeting") on December 12, 2017 at 7:30 P.M, local time, at the Company's India office located at 1101-03, 11th Floor, Tower-B, Unitech Cyber Park, Sector 39, Gurgaon, Haryana 122002, India.

        Pursuant to the Company's Amended and Restated Memorandum and Articles of Association, on or about December 1, 2017, the Company will mail a Notice of Annual General Meeting and accompanying proxy statement to the Company's shareholders of record as of November 24, 2017, copies of which are attached hereto and incorporated by reference herein.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Notice of Annual General Meeting and Proxy Statement

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.
Date: November 30, 2017	By:	/s/ DHRUV SHRINGI Dhruv Shringi Chief Executive Officer

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INDEX TO EXHIBITS
SIGNATURES